1735 Market Street, 51st Floor	Peter Jaslow
Philadelphia, PA 19103-7599	Tel: 215.864.8737
TEL 215.665.8500	Fax: 215.864.8999
FAX 215.864.8999	jaslowp@ballardspahr.com
www.ballardspahr.com

September 10, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street N.E.
Washington D.C. 20549
Attn: David Lin

Re:	Salt Blockchain Inc. Amendment No. 2 to Registration Statement on Form 10-12G Filed July 9, 2021 File No. 000-56283

Ladies and Gentlemen:

We are providing this response letter on behalf of Salt Blockchain Inc. (the “Company” or “Salt”) with respect to the Staff’s comment letter dated July 20, 2021, regarding the above-referenced Amendment No. 2 to Registration Statement on Form 10-12G (the “Form 10”). The Company filed an Amendment No. 2 to the Form 10 on July 9, 2021. Concurrently with the submission of this response letter, we are also filing Amendment No. 4 to the Form 10 (“Amendment No. 4”). For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Form 10.

Amendment No. 2 to Registration Statement on Form 10-12G

Borrower Collateral and Custody Assets, page F-10

1.

In order to help us further evaluate your response to prior comment 17 in our letter dated June 8, 2021, please provide a more robust accounting analysis as to whether digital assets deposited as collateral meet the definition of a Salt asset. Please include in your response, but do not limit it to, the following:

●	Analyze whether the custodied assets meet the definition of a Salt asset, as defined for accounting purposes.

RESPONSE: To determine if the custodied assets meet the definition of a Salt asset, as defined for accounting purposes, the Company considered the characteristics of an asset as defined by FASB Concepts Statement No. 6, Elements of Financial Statements (“FASB No. 6”). Per paragraph 28 of FASB No. 6, “The common characteristic possessed by all assets (economic resources) is “service potential” or “future economic benefit,” the scarce capacity to provide services or benefits to the entities that use them. In a business enterprise, that service potential or future economic benefit eventually results in net cash inflows to the enterprise.”

United States Securities and Exchange Commission

September 10, 2021

When a borrower transfers digital assets to the Company to collateralize their loan(s), the borrower retains the economic benefits of those custodied assets, including price appreciation, and the digital asset remains the legal property of the borrower.

Per section 11(b) of the Loan and Security Agreement Amended on February 15, 2020, the Company has the contractual right to repledge the collateral received from the borrower. The digital asset collateral remains the property of the borrower and are therefore not the Company’s property until such collateral is re-hypothecated. Once that collateral is re-hypothecated, the Company obtains greater future economic benefit of the digital asset. As a result and based on the nature of the collateralized assets, they would meet the definition of an asset of the Company in accordance with FASB No. 6 when the Company re-hypothecates the borrower collateral.

●	Whether the assets are part of Salt’s bankruptcy estate and the legal basis for your conclusion.

RESPONSE: Salt’s possessory interest in the assets, coupled with its contractual right to sell or pledge the assets for its own purposes, renders it property of a bankruptcy estate under 11 U.S.C. Section 541, despite bare legal title remaining with the borrower and the lender’s lien on the assets prior to disposition by Salt. Because bare legal title remains with the borrower, however, the assets also may be subject to claims of the borrowers’ creditors at the same time.

●

Clarify the meaning and import of your assertion that, “The customer agrees to treat such account as a 'securities account' and the digital assets as 'financial assets' in each case under the Uniform Commercial Code,” and whether absent such agreement, applicable law would reach the same treatment.

RESPONSE: The Company believes that digital assets, such as cryptocurrency, can be treated as “financial assets” under the Uniform Commercial Code (“UCC”) if agreed to by the customer. Under the UCC, if property is not a security (or similar investment) then agreement is required to treat the property as a “financial asset” (referred to as Article 8 Opt In). In the Loan and Security Agreement, as amended, the Company agrees with the customer to create an account, treated as a “securities account” under the UCC, and to attribute deposited digital assets as “financial assets” held in such account. The Company further believes that entering into such agreements is sufficient for the digital assets to be treated as such under the UCC. However, due to the lack of precedent regarding treatment of digital assets under the UCC, the Company believes there is uncertainty as to how a court would rule in the case of a dispute. State or federal legislatures may also choose to clarify, change, or otherwise select a different treatment of digital assets under the law.

United States Securities and Exchange Commission

September 10, 2021

●

Further elaboration on your assertion the customer has control of the account opened with Salt, but Salt has control over the digital asset and how those distinctions were considered in and impact your accounting analysis.

RESPONSE: The Loan and Security Agreement, as amended on February 15, 2020, states that the customer agrees that the Company has legal custody of any digital asset collateral, pursuant to Section 9-106(a) and 8-106(e) of the UCC. Salt as the lender has a security interest in and contractual right to control the assets, though the account assets remain the legal property of the borrower. The Company considered such control from a legal and accounting perspective and does not consider the economic benefit of the digital asset collateral to shift until the Company sells, pledges, contributes or otherwise transfers the digital assets to a third party.

●	Clarify whether Salt has the ability to benefit from changes in the value of the digital assets.

RESPONSE: The borrower retains legal title to the digital assets pledged to collateralize its loan and holds certain economic benefits of the underlying asset, the impact of price fluctuations, which affect the loan-to-value margin requirements and the ability of the borrower to repay its loan. In addition, upon repayment of a loan, Salt is required to deliver the same number of digital assets as those delivered as collateral, so the customer receives the benefit of any increase in the underlying value of the delivered assets. When the Company re-hypothecates collateral, the Company also has the ability to benefit from changes in the value of the digital assets. The benefit to the Company may arise from gains related to trading strategies implemented, investments with outside parties, and through increased notes payable to support the lending business where we generate additional interest income.

Item 1. Business, page 1

2.	In order to help us further evaluate your response to prior comment 18 in our letter dated June 8, 2021, please provide us with the following information:
●

Tell us what you mean when you state that the Company transfers digital assets for the purpose of collateralizing loans as the lender. It is our understanding that you receive collateral as the lender. Clarify for us when you would transfer collateral as the lender and to whom you are transferring the collateral to.

United States Securities and Exchange Commission

September 10, 2021

RESPONSE: The Company clarifies that it receives digital asset collateral from the borrower (the Company’s customer) in exchange for cash. There are instances in which the Company transfers digital assets, including either the Company’s owned digital assets or re-hypothecated collateral, for the purpose of collateralizing loans where the Company is the borrower.

●

In situations where you transfer digital assets for the purpose of collateralizing loans as the borrower, you state that the loans do not meet all the criteria in ASC 860-10-40-5, therefore you do not account for the transfer of financial assets as sales, rather as secured borrowings. As digital assets are typically non-financial assets (i.e. intangible assets), please tell us what financial assets you are referring to.

RESPONSE: The Company clarifies that it accounts for digital assets as non-financial assets (i.e. intangible assets), notwithstanding the fact that they are treated as “financial assets” for purposes of the UCC as described above. The Company also clarifies that it accounts for its loans with customers as secured loans in accordance with ASC 310-10-25-8 and evaluates control over its digital assets in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements. In situations where the Company transfers digital assets for the purpose of collateralizing loans as the borrower, and determines that it does not have control over the digital asset, the Company recognizes a right to receive the digital asset (from the custodian) as a non-financial asset in its financial statements.

We have revised the Form 10 to amend our accounting policy for ‘Borrower Collateral and Custody Assets’ on page F-11 of Amendment No. 4.

●

In situations where you borrowed digital assets, you state that the borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in fair value of the underlying crypto asset. The host contract is not accounted for as a debt instrument because it is not a financial liability, is carried at fair value of the assets acquired and reported in crypto asset borrowings in the consolidated balance sheets. Please tell us where this accounting policy is located in your financial statement footnotes. Revise to disclose a more fulsome accounting analysis under ASC 815, including how you determined what the host instrument is and the related accounting.

RESPONSE: We have revised the Form 10 to add additional language to the accounting policy for ‘Digital Assets Payable’ on page F-11 of Amendment No. 4 to address the Staff’s comments.

United States Securities and Exchange Commission

September 10, 2021

●

In situations where you borrowed digital assets, you state that the term of the borrowing can be repayable at the option of the Company or the lender. Please provide us a more fulsome accounting analysis that details how you evaluated the nature of the borrowing if repayable at your option.

RESPONSE: We note for the Staff that these borrowings do require repayment. In instances where there is no fixed term, the loans are repayable on the earlier of demand by the lender or at the Company’s option. Thus, the Company accounts for such borrowings as a liability. The Company has revised its disclosure on pages 62 and F-11 of Amendment No. 4 to clarify that these loans must be repaid, including when there is no fixed term.

●	Clarify how the Company’s assessment of digital asset impairment on a monthly basis is consistent with ASC 350.

RESPONSE: Per ASC 350-30-35-18, An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. When an identical digital asset is bought and sold at a price below the Company’s current carrying value, this will often serve as an indicator that impairment is more likely than not. Given the volume of digital assets bought and sold, Management reviews its activity on a monthly basis in order to determine whether any indicators of impairment (notably digital assets bought and sold at a price below the Company’s current carrying value) exists.

We have revised the Form 10 to add additional language to the accounting policy for ‘Long-Lived Assets and Finite-Lived Intangible Assets’ on page F-11 of Amendment No. 4.

●	Please clarify which transferred assets you are referring to when you state that the company considers the transferred assets to be akin to noncash collateral.

RESPONSE: The transferred assets the Company is referring to are digital assets transferred for the purposes of collateralizing loans as the borrower.

United States Securities and Exchange Commission

September 10, 2021

●

We note your borrowings of USDC totaling $8,500,000 at December 31, 2020 and presented in notes payable on your consolidated balance sheets. Further, we note you entered into an additional borrowings during 2021, collateralized by repledged customer collateral. Last, we note you accept USDC as collateral in cases where you are the lender. Please tell us how you account for any USDC that you hold and USDC that you repledge, including the applicable accounting literature.

RESPONSE: The Company accounts for USDC as a financial instrument based on the ASC Mater Glossary definition as the purchase of USDC represents the right to receive cash. The balance of USDC held is not material to the balance sheet periods presented.

Please contact Dustin Hull, the Chief Financial Officer of the Company, at (281) 229-1236, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/mbl

cc:	Justin English Dustin Hull